Exhibit (a)(1)(A)

LAMAR ADVERTISING COMPANY

OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS
FOR NEW OPTIONS

June 3, 2009, amended June 17, 2009

LAMAR ADVERTISING COMPANY
Offer to Exchange
Certain Outstanding Options for New Options

This offer and withdrawal rights will expire at 5:00 p.m., Central Time, on July 1, 2009 unless we extend them

By this offer, Lamar Advertising Company (“Lamar,” the “Company, “we,” “our,” or “us”) is giving you the opportunity to exchange some or all of your outstanding options with exercise prices of $25.00 per share or higher for new options with an exercise price per share equal to the fair market value on the exchange date, which is the first business day after this offer expires.

For purposes of this offer, the term “option” generally refers to an option to purchase one (1) share of our Class A common stock. For example, an option agreement that confers the right to purchase 1,000 shares generally is referred to as “1,000 options.”

In the offer, participants may exchange their options with exercise prices above current fair market value (which options are commonly referred to as being “underwater”) for a lesser number of options with an exercise price equal to the fair market value at the time the new options are granted. This is not a one-for-one exchange. If you participate in the offer, the number of new options that you will receive will depend upon the original exercise price of the eligible options that you exchange.

We will grant new options on the exchange date, which we expect to be July 2, 2009. If the offer and withdrawal rights are extended beyond July 1, 2009, the exchange date will be similarly delayed. The new options, which will be issued under and subject to the terms of our 1996 Equity Incentive Plan, as amended (the “1996 Plan”), will all expire on the tenth anniversary of the exchange date, regardless of the expiration date of the options exchanged in the offer, subject to earlier expiration upon termination of services with Lamar or any of its subsidiaries.

All new options granted on the exchange date will be subject to a new vesting schedule. The new vesting schedule will apply to all new options even if the exchanged options were fully or partially vested. The new options will all vest as follows: one-fifth of the shares subject to the new option will vest on the exchange date and an additional one-fifth of the shares subject to the new option will vest on each of the first four anniversaries of the exchange date, provided that vesting is conditioned upon your continued active service to the Company or one of its subsidiaries through each applicable vesting date. Your participation in this offer is not a guarantee or promise of continued service with Lamar.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “LAMR.” On May 28, 2009, the closing price of our Class A common stock was $18.25 per share. You should evaluate the risks related to this offer, our business, and our Class A common stock, and review current market prices for our Class A common stock, among other factors, before deciding to participate in this offer.

See the “Risks of Participating in the Offer” section below for a discussion of risks that you should consider before participating in this offer.

IMPORTANT

If you choose to participate in the offer, you must deliver to Lamar a properly completed Election Form before 5:00 p.m., Central Time, on July 1, 2009 in one of the following ways:

•	Completing an Election Form and delivering it to us via:

•	E-mail to dwatson@lamar.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to Debra Watson at (225) 926-1192; or

•	Hand-delivery to Debra Watson at Lamar.

Only responses that are complete and actually received by the deadline will be accepted. Responses that are received after the deadline will not be accepted. The delivery of Election Forms and Withdrawal Forms is at your risk. Lamar intends to confirm the receipt of your Election Form and any Withdrawal Form by e-mail within two (2) business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your Election Form or Withdrawal Form. Responses submitted by any other means, including interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or non-U.S. securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

We recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors. You should direct general questions about this offer and requests for additional copies of this Offer to Exchange and the other option exchange documents to Debra Watson by email at dwatson@lamar.com or telephone at (800) 235-2627 (ext. 339) or Tammy Duncan by e-mail at tduncan@lamar.com or telephone at (800) 235-2627 (ext. 254).

You should rely only on the information contained in this Offer to Exchange or documents to which we have referred you. We have not authorized anyone to provide you with different information or to make any recommendation on our behalf as to whether you should elect to exchange or refrain from electing to exchange your eligible options pursuant to the offer. We are not making an offer of the new options in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this Offer to Exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offer. This Offer to Exchange summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.

Nothing in this Offer to Exchange shall be construed to give any person the right to remain an employee or director of Lamar or any of its subsidiaries or to affect our right to terminate the employment of any person at any time with or without cause. Nothing in this document should be considered a contract or guarantee of wages or compensation. The employment relationship between Lamar (or any of its subsidiaries) and each employee remains “at will.”

This document constitutes part of the prospectus relating to the 1996 Equity
Incentive Plan, as amended, covering securities that have been registered under the
Securities Act of 1933, as amended (the “Securities Act”).

i

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about this offer. You should carefully read this entire Offer to Exchange Certain Outstanding Options for New Options document (the “Offer to Exchange”), the letter from Kevin P. Reilly, Jr., our Chief Executive Officer, dated June 3, 2009, and the Election and Withdrawal Forms together with their associated instructions. This offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Exchange and the other offer documents. We have included in this summary references to other sections in this Offer to Exchange to help you find more complete information with respect to these topics.

Q1.	What is the offer?

A1.	This offer is a one-time opportunity for eligible employees and directors to exchange their underwater options for new options with an exercise price equal to the fair market value of the shares of the Company’s Class A common stock on the exchange date, which is expected to be July 2, 2009. The fair market value of our shares on May 28, 2009 was $18.25, which was the closing price of the shares on that day as reported by Nasdaq. Participation in the option exchange is voluntary.

The following are some terms that are frequently used in this Offer to Exchange.

TERMS USED IN THIS OFFER TO EXCHANGE:

•	“eligible participant” refers to an employee (including an employee on an approved leave of absence) or director of Lamar or one of its subsidiaries as of the commencement of the offer who remains employed or continues to serve as a director, as the case may be, through the expiration date, provided that employees who live or work outside the United States or in Puerto Rico are not eligible participants. Accordingly, employees in Canada or Puerto Rico may not participate in the offer. Our executive officers and the members of our Board of Directors are eligible participants and may participate in the offer.

•	“eligible options” refers to options that have an exercise price greater than or equal to $25.00 per share that were granted under our 1996 Plan and remain outstanding and unexercised as of the expiration date, whether vested or unvested.

•	“offer period” or “offering period” refers to the period from the commencement of this offer to the expiration date. This period will commence on June 3, 2009 and we expect it to end at 5:00 p.m., Central Time, on July 1, 2009.

•	“expiration date” refers to the date that this offer expires. This offer will expire at 5:00 p.m., Central Time, on the expiration date. We expect that the expiration date will be July 1, 2009. We may extend the expiration date at our discretion. If we extend the offer, the term “expiration date” will refer to the date on which the extended offer expires.

•	“exchange date” is the date when exchanged options will be surrendered and cancelled and new options will be granted. We expect that the exchange date will be July 2, 2009. The exchange date will be one business day after the expiration date. If the expiration date is extended, then the exchange date will be similarly delayed.

•	“exchanged options” refers to all options that you surrendered for exchange pursuant to this offer.

•	“new options” refers to the options to purchase shares of the Company’s Class A common stock that are granted to you, replacing the exchanged options, pursuant to this offer. The new options will be granted on the exchange date. New options will be issued under the 1996 Plan and will be subject to the terms and conditions of the 1996 Plan as well as a stock option agreement between you and the Company.

•	“business day” refers to any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Time.

Q2.	Why is Lamar making this offer?

A2.	We believe that this offer will foster retention of our valuable employees and directors and better align the interests of our employees and directors with our stockholders to maximize stockholder value. We issued the currently outstanding options to attract and retain the best available personnel and to provide additional incentive to our employees and directors. Most of our outstanding options, whether or not they are currently exercisable, have exercise prices that are higher than the current market price for our stock. These options are commonly referred to as being “underwater.” By making this offer, we intend to provide eligible participants with the opportunity to replace their underwater options with new options that better reflect the current market value of the Company’s Class A common stock. (See Section 1)

Q3.	When will the new options be granted?

A3.	We will grant the new options on the exchange date. The exchange date will be one business day after the expiration date. We expect the exchange date will be July 2, 2009. If the expiration date is extended, the exchange date will be similarly delayed. (See Section 7)

Q4.	How many new options will I receive for the options that I exchange?

A4.	The number of new options that you receive will depend on the original exercise price of your exchanged options. We will calculate the number of your new options by dividing the number of options you exchange by the applicable exchange ratio below, and rounding any fractional option to the nearest whole option (a fractional option greater than or equal to point five zero (.50) is rounded up to the nearest whole option and a fractional option less than point five zero (.50) is rounded down to the nearest whole option).

Per Share Exercise Price of Exchanged Option	Exchange Ratio

$25.00 - $29.99	1.35-for-1
$30.00 - $34.99	1.75-for-1
$35.00 - $39.99	2.5-for-1
$40.00 - $44.99	4.15-for-1
$45.00 - $59.99	5-for-1
$60.00 - $65.00	6-for-1

The exercise price of each exchanged option is the exercise price set forth in the option agreement for such option.

Please note:  The exchange ratios apply to each of your option grants separately. This means that the various options you have received may have different exchange ratios, depending upon the exercise price of each of the options.

Example:   If you exchange an option to purchase 500 shares at an exercise price of $60.00 per share, you will receive a new option to purchase 83 shares. This is equal to 500 divided by 6 (because the exchange ratio for an option with an exercise price of $60.00 is 6-for-1), with the result rounded to the nearest whole number. (See Section 3)

Q5.	What will be the exercise price of my new options?

A5.	The exercise price of new options will be the per share closing price of the Company’s Class A common stock on the exchange date, which we expect to be July 2, 2009, as reported by Nasdaq. (See Section 10)

If the market price of our Class A common stock increases before the exchange date, the new options you receive in the offer for your exchanged options may have a higher exercise price than some or all of your exchanged options.

Q6.	When will my new options expire?

A6.	In general, options must be exercised prior to the expiration date specified in the stock option agreement covering those options. Your new options will expire on the tenth anniversary of the exchange date, which we expect to be July 2, 2009, regardless of the expiration date of the exchanged options, subject to earlier expiration upon termination of your services with Lamar or any of its subsidiaries. (See Section 10)

Q7.	When will my new options vest and be exercisable?

A7.	New options will vest, subject to your continuing to be an employee or director of Lamar or one of its subsidiaries through each relevant vesting date, according to the following vesting schedule: one-fifth of the shares subject to the new option will vest on the exchange date and an additional one-fifth of the shares subject to the new option will vest on each of the first four anniversaries of the exchange date.

We will make minor modifications to the vesting schedule of new options to eliminate any fractional vesting (such that a whole number of new options will vest on each vesting date); this will be done by having fractional shares accumulate and become vested on the earliest succeeding vesting date on which a whole share equivalent is accumulated.

Example: An option to purchase 4,000 shares at an exercise price of $60.00 per share is exchanged for a new option to purchase 667 shares (4,000 divided by 6, rounded to the nearest whole number). 133 new options (one-fifth of 667, with the fractional share accumulating) will vest on the exchange date, 133 new options (one-fifth of 667, with the fractional share accumulating) will vest on the first anniversary of the exchange date, 134 new options (one-fifth of 667, rounded up to include the whole share equivalent of the accumulated fractional shares) will vest on the second anniversary of the exchange date, 133 options (one-fifth of 667, with the fractional share accumulating) will vest on the third anniversary of the exchange date, and the remaining 134 options (one-fifth of 667, rounded up to include the whole share equivalent of accumulated fractional shares) will vest on the fourth anniversary of the exchange date.

If your service with us terminates (for any reason or no reason) before all or some of your new options vest, your unvested new options will expire and may not be exercised. (See Section 10)

Q8.	What kind of options will the new options be?

A8.	All new options will be non-statutory stock options, even if your exchanged options were classified as incentive stock options. We recommend that you read the tax discussion in Section 15 of this Offer to Exchange and discuss the personal tax consequences of non-statutory stock options with your financial, legal and/or tax advisors. (See Section 15)

Q9.	Will I receive a stock option agreement for the new options?

A9.	Yes. All new options will be subject to a Notice of Grant of Stock Option and Option Agreement (the “Option Agreement”) between you and Lamar. The new Option Agreement will reflect the terms described above (including the number of options, the exercise price, expiration, vesting and type of option), as well as other terms and conditions that are substantially similar to the stock option agreements for the eligible options. The new options will be governed by the new Option Agreement and the 1996 Plan. Copies of the form of Option Agreement and the 1996 Plan are attached as exhibits to the Schedule TO with which this Offer to Exchange has been filed and are available upon request from the Company, free of charge. (See Section 10)

Q10.	Who may participate in this offer?

A10.	You may participate in this offer if you are an employee (including an employee on an approved leave of absence) or director of Lamar or one of its subsidiaries at the time of this offer and you remain an employee or director, as the case may be, of Lamar or one of its subsidiaries through the expiration date, provided that employees who live or work outside the United States or in Puerto Rico may not participate in the offer. Our executive officers and the members of our Board of Directors, who are listed in Section 12 of this Offer to Exchange, may participate in the offer. (See Section 2)

Q11.	Am I required to participate in this offer and exchange my options?

A11.	No. Participation in this offer is completely voluntary. Except as provided by applicable law and/or any employment agreement between you and Lamar, your employment or service as a director will remain “at-will” regardless of your participation in the offer. (See Section 2)

Q12.	Which of my options are eligible?

A12.	Your eligible options are those options that have an exercise price greater than or equal to $25.00 per share that were granted under our 1996 Plan and remain outstanding and unexercised (whether or not they are vested) as of the exchange date, currently expected to be July 2, 2009. We are sending you a listing that identifies your eligible options. (See Section 2)

Q13.	If I participate in this offer, do I have to exchange all of my eligible options?

A13.	No. You may pick and choose which of your outstanding eligible options you wish to exchange. If you decide to participate in this offer, you must elect to exchange all options subject to a particular eligible option grant that you choose to exchange. This means that you may not elect to exchange only some of the options covered by any particular option grant. However, you may elect to exchange the remaining portion of an option grant that you have partially exercised. The result is that you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant. (See Section 2)

Q14.	What happens if I have an option that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

A14.	If you have an option that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible participant beneficially owns a portion of that option, you may tender only the portion beneficially owned by you. Any portion beneficially owned by a person who is not an eligible participant may not be exchanged in this offer, even if legal title to that portion of the option is held by you and you are an eligible participant.

For instance, if you are an eligible participant and you hold an option to purchase 2,000 shares that is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have exercised 500 of the remaining 1,000 shares, then you may elect to exchange the portion of the option that you beneficially own covering the outstanding 500 shares, or you may elect not to participate in the offer at all with respect to this option. This is your only choice with respect to this option. (See Section 2)

Q15.	How do I participate in this offer?

A15.	If you choose to participate in this offer, you must properly complete and deliver the Election Form to us before 5:00 p.m., Central Time, on July 1, 2009, unless the offer is extended, as described below. You may deliver the Election Form to us by:

•	Completing an Election Form and delivering it to us via:

•	E-mail to dwatson@lamar.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to Debra Watson at (225) 926-1192; or

•	Hand-delivery to Debra Watson at Lamar.

THERE ARE NO OTHER ACCEPTABLE METHODS OF DELIVERY.

To help you recall your outstanding eligible options and give you the information necessary to make an informed decision, we are sending you a listing of your outstanding option grants. This listing will include the grant number, grant date and exercise price for your options, the number of outstanding options (vested and unvested) and the expiration date of your options, as well as the number of new options you will receive if you elect to exchange your eligible options. If you do not receive a listing of your eligible options in the package of offer materials, please immediately notify Debra Watson by e-mail at dwatson@lamar.com to obtain your listing of eligible options. (See Section 2)

You should note that if you want to exchange any eligible options in this offer, you must exchange all of your options received in the same option grant. If you received options in more than one option grant, you may choose to exchange or not to exchange all of the options in any given option grant.

This is a one-time offer, and we will strictly enforce the offer period. If you fail to properly submit your Election Form by the deadline, you will not be permitted to participate in the offer.

We reserve the right to reject any options tendered for exchange within the offer period that we determine were not properly submitted or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered options on the first business day after the expiration of this offer. (See Section 5)

We may extend this offer. If we extend this offer, we will issue a press release, e-mail or other communication disclosing the extension no later than 8:00 a.m., Central Time, on the first business day following the previously scheduled expiration date. (See Section 16)

The delivery of the Election Form and any other documents is at your risk. We intend to confirm the receipt of your Election Form by e-mail within two (2) business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your Election Form. Only forms that are properly completed and actually received by the deadline will be accepted. Election forms submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. (See Section 5)

Q16.	How does Lamar determine whether an option has been properly tendered for exchange pursuant to this offer?

A16.	We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options for exchange. Our determination of these matters may be challenged by a holder of options in accordance with applicable law, and any final determination may only be made by a court of competent jurisdiction. We reserve the right to reject any Election Form or any options tendered for exchange that we determine are not in an appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any Election Form and we will not incur any liability for failure to give any notice. (See Section 5)

Q17.	Are there circumstances under which I would not be granted new options?

A17.	Yes. If, for any reason, you are no longer an employee (including an employee on an approved leave of absence) or a director of Lamar or one of its subsidiaries who lives and works in the United States (excluding Puerto Rico) on the expiration date, you will not receive any new options. Instead, you will keep your current eligible options and they will continue to be governed by their terms, including as to exercise price, vesting and termination. (See Section 2)

If you are an employee of Lamar or one of its subsidiaries, the offer does not change the “at-will” nature of your employment, and your employment may be terminated by us or you at any time, including prior to the expiration date, for any reason, with or without cause.

Moreover, even if we accept your eligible options, we will not grant new options to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting new options as a result of changes in the SEC or Nasdaq rules. We do not anticipate any such prohibitions at this time. (See Section 14)

In addition, if you hold an option that expires after the commencement of this offer, but before the exchange date, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled exchange date or, if we extend the offer period such that the exchange date is a later date and you hold options that expire before the rescheduled exchange date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. (See Section 16)

Q18.	Once I have delivered my completed Election Form, is there anything else I must do?

A18.	Yes. Assuming we accept your eligible options for exchange and all other applicable conditions are satisfied, we will cancel your exchanged options and grant your new options on the exchange date, which will be the first business day after the expiration of the offer. Shortly thereafter, you will receive a new Option Agreement covering your new options. You will have to accept your new Option Agreement as instructed before you will be able to exercise your new options. (See Section 10)

Q19.	Will I be required to give up all of my rights under the exchanged options?

A19.	Yes. Once we have accepted your exchanged options and cancelled them you will no longer have any rights under those options. We intend to cancel all exchanged options on the same business day as the exchange date, which we expect will be July 2, 2009. (See Section 7)

Q20.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?

A20.	If you choose not to participate or your options are not accepted for exchange, your existing options will (i) remain outstanding until they expire by their terms, (ii) retain their current exercise price, (iii) retain their current vesting schedule and (iv) retain all of the other terms and conditions as set forth in the relevant agreement related to such stock option grant. (See Section 1)

Q21.	Will I have to pay taxes if I participate in the offer?

A21.	If you participate in the offer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange. If you live or work outside of the United States or in Puerto Rico, you are not eligible to participate in this offer. Please see Section 15 for a reminder of the general tax consequences associated with options. (See Section 15)

You should consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer.

Q22.	Are there any conditions to this offer?

A22.	Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 8 of this Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered eligible options, though we may do so at our discretion. The offer is not conditioned upon a minimum aggregate number of options being elected for exchange. (See Section 8)

Q23.	If you extend the offer, how will you notify me?

A23.	If we extend this offer, we will issue a press release, e-mail or other form of communication disclosing the extension no later than 8:00 a.m., Central Time, on the first business day following the previously scheduled expiration date. (See Section 16)

Q24.	After the exchange date, what happens if my options end up underwater again?

A24.	We are conducting this offer at this time due to the stock market conditions that have affected many companies throughout the United States. This is a one-time offer that we do not expect to make again. We provide no assurance as to the price of our Class A common stock at any time in the future. (See Section 1)

Q25.	How will you notify me if the offer is changed?

A25.	If we change the offer, we will issue a press release, e-mail or other form of communication disclosing the change no later than 8:00 a.m., Central Time, on the first business day following the date on which we change the offer. (See Section 16)

Q26.	Can I change my mind and withdraw from this offer?

A26.	Yes. You may change your mind after you have submitted an Election Form and withdraw some or all of your elected options from the offer at any time before the expiration date, provided that if you want to withdraw any options, you must withdraw all of your options received in the same option grant. If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Withdrawal Form we receive before the expiration date. The exception to this rule is that if we have not accepted your properly tendered options by 11:00 p.m., Central Time, on July 30, 2009 you may withdraw your options at any time thereafter. (See Section 6)

Q27.	Can I change my mind about which options I want to exchange?

A27.	Yes. You may change your mind after you have submitted an Election Form and change the options you elect to exchange at any time before the expiration date. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, or you may choose to exchange fewer options, provided that if you want to exchange any options, you must exchange all of your options received in the same option grant. You may change your mind as many times as you wish, but you will be bound by the last properly completed and submitted Election Form we receive before the expiration date. Please be sure that any new Election Form you submit includes all the options with respect to which you want to accept this offer and is clearly dated after your last-submitted Election Form or Withdrawal Form. (See Section 6)

Q28.	How do I withdraw my election?

A28.	To withdraw your election, you must properly complete the Withdrawal Form and deliver it to Lamar in an acceptable manner before the expiration date. (See Section 6)

After the deadline to withdraw or change your executed Election Form has passed, you will not be permitted to withdraw or change your election.

Q29.	What if I withdraw my election and then decide again that I want to participate in this offer?

A29.	If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new, properly completed Election Form before the expiration date. (See A16 above and Section 5)

Q30.	Are you making any recommendation as to whether I should exchange my eligible options?

A30.	No. Although our Board of Directors has approved the offer, neither the Board of Directors nor Lamar is making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible options in this offer will be a challenging one for many eligible participants. The program does carry risk (see the “Risks of Participating in the Offer” section below), and there are no guarantees that you would not ultimately receive greater value from your eligible options than from the new options you will receive in the exchange. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and/or financial advisor. (See Section 1 and Section 15)

Q31.	How can I ask any questions I have about the offer, or if I need additional copies of the offer documents?

A31.	You should direct questions about this offer and requests for additional copies of this Offer to Exchange and the other option exchange program documents by e-mail to Debra Watson at dwatson@lamar.com or Tammy Duncan at tduncan@lamar.com. (See Section 11)

RISKS OF PARTICIPATING IN THE OFFER

Participating in the offer involves a number of risks and uncertainties, including those described below. The risks described below and under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are filed with the SEC and incorporated herein by reference, highlight the material risks of participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences of the offer, as well as the rest of this Offer to Exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the offer.

In addition, this offer and our Annual Report referred to above contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance and the industries in which we operate as well as on our management’s assumptions and beliefs. Statements that contain words like “expects,” “anticipates,” “may,” “will,” “targets,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are forward-looking statements. In addition, any statements that refer to trends in our businesses, future financial results, and our liquidity and business plans are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We do not guarantee future results, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements. Forward-looking statements made in connection with the offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

The following discussion should be read in conjunction with the summary financial statements included in Section 11, as well as our financial statements and notes to the financial statements included in our Annual Report and our Quarterly Report referred to above. We caution you not to place undue reliance on the forward-looking statements contained in this offer, which speak only as of the date hereof. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Your new options must vest over time, and as a result, you may not receive the full benefit of the exchange.

Whether or not your eligible options already are vested, your new options are subject to a vesting schedule. If you do not remain an employee or director through the applicable vesting dates, you will not be able to exercise the unvested options. In addition, the price of the Company’s Class A common stock is highly volatile. The stock price may be higher during the vesting period when you are unable to exercise all or some of your options than during the period of time in which you can exercise your options. As a result, you may not receive the highest possible value (or any value) for your new options because you are unable to exercise these options prior to vesting.

The exercise price of your new options could be higher than the exercise price of the options you exchange in the offer.

On May 28, 2009, the closing price of our Class A common stock was $18.25 per share. The current market price of our Class A common stock, however, is not necessarily indicative of future stock prices and we cannot predict what the closing sale price of our Class A common stock will be on the exchange date, which will be the exercise price per share of all of the new options. The price of the Company’s Class A common stock is highly volatile. You should evaluate current market prices for our Class A common stock, among other factors, before deciding whether or not to accept this offer.

If we are acquired by or merge with another company, your new options could be worth less than your exchanged options.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our Class A common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might receive less of a benefit from the appreciation in the price of our Class A common stock resulting from the merger or acquisition. Furthermore, a transaction involving us, such as a merger or other acquisition, could result in a reduction in our workforce. If your employment terminates for any reason before your new options vest, you will not receive any value from your new options.

Tax effects of new options.

If you participate in the offer, you generally will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. However, you generally will have taxable ordinary income when you exercise your new options, at which time Lamar also will have a tax withholding obligation. The Company will satisfy all tax withholding obligations in the manner specified in your new Option Agreement. You also may have taxable capital gains when you sell the shares underlying the new options. Please see Section 15 of this Offer to Exchange for a reminder of the general tax consequences associated with options.

THE OFFER

1.	Purposes of the offer

The primary purpose of this offer is to foster retention of our valuable employees and directors and better align the interests of our employees and directors with our stockholders to maximize stockholder value. Currently, most of our employees and directors who have been granted stock options are holding options that are “underwater,” meaning the exercise prices of the options are higher than the current market price of our Class A common stock. We issued these options to attract and retain the best available personnel and to provide additional incentive to our employees and directors, but we believe that these now underwater options may not be providing meaningful retention or incentive value to our employees and directors. By making this offer, we intend to provide eligible participants with the opportunity to replace their underwater options having an exercise price of $25.00 per share or higher with new options that better reflect the current market value of the Company’s Class A common stock and may have a greater potential to increase in value.

As a result, this option exchange program, which is permitted under the 1996 Plan pursuant to an amendment approved by our stockholders on May 28, 2009, will allow eligible participants to exchange their outstanding options issued under our 1996 Plan with exercise prices equal to or greater than $25.00 per share for a lesser number of new options to be granted under our 1996 Plan. The new options will have an exercise price equal to “fair market value” (that is, the closing sales price of our Class A common stock as reported by Nasdaq) on the exchange date, currently expected to be July 2, 2009.

This offer is an opportunity to exchange options on the terms described below. These terms may not be suitable for, or desirable to, every eligible participant, and you must make your own decision about whether to participate in this offer. You should consider your personal situation, evaluate carefully all of the information in this offer, and consult your own investment and tax advisors. We are not making any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation.

If you choose not to participate or your options are not accepted for exchange, your existing options will remain outstanding until they expire, retaining their original terms and conditions as set forth in the relevant agreement related to such stock option grant, including, but not limited to, their current vesting schedule and term. The current exercise price also will remain the same.

2.	Eligible participants; eligible options

If you are an employee (including an employee on an approved leave of absence) or director of Lamar or one of its subsidiaries, excluding employees who live or work outside the United States or in Puerto Rico, you are an “eligible participant” who may participate in this offer. Accordingly, employees in Canada and Puerto Rico may not participate in the offer. Our executive officers and the members of our Board of Directors are eligible participants and may participate in the offer. Our executive officers and directors are listed in Section 12 of this Offer to Exchange.

Eligible participants may exchange those options that are eligible for exchange. The “eligible options” include outstanding and unexercised options (whether or not vested) with an exercise price greater than or equal to $25.00 per share under our 1996 Plan that are held by eligible participants and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date. In order to be eligible, options must be outstanding as of immediately prior to the cancellation of the options under this offer. For example, if a particular option grant expires after commencement, but before cancellation under the offer, that particular option grant is not eligible for exchange.

To help you recall your outstanding eligible options and give you the information necessary to make an informed decision, we are sending you a listing of your outstanding option grants. This listing will include the grant number, grant date and exercise price for your options, the number of outstanding options (vested and unvested) and the expiration date of your options, as well as the number of new options you will receive if you elect to exchange your eligible options. If you do not receive a listing of your eligible options in the package of offer materials, please immediately notify Debra Watson by e-mail at dwatson@lamar.com to obtain your listing of eligible options.

Participation in the option exchange is voluntary. If you choose to participate in this offer and exchange some or all of your eligible options, you must remain an employee (or be an employee on an approved leave of absence) or director of Lamar or one of its subsidiaries and both live and work in the United States (excluding Puerto Rico) on the expiration date in order to receive your new options. Moreover, your eligible options must still be outstanding on the expiration date of the offer. For example, if a particular option grant expires during the offering period, that particular option grant is not eligible for exchange.

We expect that the exchange date will be July 2, 2009, although the date may be later if we extend the offering period. If you choose not to participate in this offer, or if you are no longer an eligible participant on the exchange date, you will keep your eligible options and they will vest and expire in accordance with their terms. This offer does not change the terms of your employment or service as a director. Except as provided by applicable law and/or any employment agreement between you and the Company, your employment remains “at-will” and can be terminated by you or the Company at any time, with or without cause or notice.

You may decide which of your eligible options you wish to exchange, provided you exchange all of the options subject to the same option grant. We are not accepting partial exchanges of options, except for options that are subject to a domestic relations order (or comparable legal document as the result of the end of a marriage). Any portion of an eligible option beneficially owned by a person who is not an eligible participant may not be exchanged in this offer, even if legal title to that portion of the option is held by you and you are an eligible participant. Thus, if you have eligible options subject to a domestic relations order and the other person who beneficially owns a portion of that option is not an eligible participant, you may tender for exchange only the portion beneficially owned by you.

For example and except as otherwise described below, if you hold (1) an eligible option grant to purchase 1,000 shares, (2) an eligible option grant to purchase 2,000 shares, and (3) an eligible option grant to purchase 3,000 shares, you may choose to exchange all three option grants, or only two of the three option grants, or only one of the three grants, or none at all. For each grant you elect to exchange, you must exchange all shares in the grant. If you elect to exchange options covered by a grant which is partially exercised, you must exchange all remaining unexercised options in the grant.

As discussed above, the portion of any option that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and which is beneficially owned by a person who is not an eligible participant may not be exchanged in this offer, even if title to that portion of the option is held by an eligible participant. However, the entire remaining portion beneficially owned by the eligible participant may be tendered in the offer. For example, if the option to purchase 3,000 shares in the example above is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have exercised 500 of the remaining 2,000 shares, then you may elect to participate in the offer and exchange the portion of the option that you beneficially own covering the outstanding 1,500 shares.

3.	Number of new options

The new options that will be issued in the exchange are expected to have a lower exercise price than the eligible options they replace. As a result, eligible participants will receive a smaller number of new options than the number of eligible options being exchanged. If you participate in the offer, the number of new options that you will receive will depend upon the original exercise price of the options.

We will calculate the number of new options by dividing the number of options exchanged by the applicable exchange ratio below, and rounding any fractional option to the nearest whole option (a fractional option greater than or equal to point five zero (.50) is rounded up to the nearest whole option and a fractional option less than point five zero (.50) is rounded down to the nearest whole option).

Per Share Exercise Price of Exchanged Option	Exchange Ratio

$25.00 - $29.99	1.35-for-1
$30.00 - $34.99	1.75-for-1
$35.00 - $39.99	2.5-for-1
$40.00 - $44.99	4.15-for-1
$45.00 - $59.99	5-for-1
$60.00 - $65.00	6-for-1

The exchange ratios above apply to each option grant separately. This means that if you have received more than one option grant you may have different exchange ratios for each grant, depending upon the exercise price set forth in the stock option agreement for each of the options.

Example 1:  If you exchange 1,000 options with an exercise price per share of $27.00, you will receive 741 new options (1,000 divided by 1.35, rounded to the nearest whole share).

Example 2:  If you exchange 1,000 options with an exercise price per share of $32.00, you will receive 571 new options (1,000 divided by 1.75, rounded to the nearest whole share).

Example 3:  If you exchange 1,000 options with an exercise price per share of $37.50, you will receive 400 new options (1,000 divided by 2.5).

Example 4:  If you exchange 1,000 options with an exercise price per share of $44.99, you will receive 241 new options (1,000 divided by 4.15, rounded to the nearest whole share).

Example 5:  If you exchange 1,000 options with an exercise price per share of $50.00, you will receive 200 new options (1,000 divided by 5).

Example 6:  If you exchange 1,000 options with an exercise price per share of $60.00, you will receive 167 new options (1,000 divided by 6, rounded to the nearest whole share).

If the market price of our Class A common stock increases before the exchange date, the new options you receive in the offer for your exchanged options may have a higher exercise price than some or all of your exchanged options.

4.	Expiration date

The expiration date for this offer will be 5:00 p.m., Central Time, on July 1, 2009, unless we extend the offer. We may, in our discretion, extend the offer, in which event the expiration date will refer to the latest time and date at which the extended offer expires. See Section 16 of this Offer to Exchange for a description of our rights to extend, terminate, and amend the offer.

5.	Procedures for electing to exchange options

Proper election to exchange options

If you choose to participate in the offer, you must deliver to Lamar a properly completed Election Form before 5:00 p.m., Central Time, on July 1, 2009 in one of the following ways:

•	Completing an Election Form and delivering it to us via:

•	E-mail to dwatson@lamar.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to Debra Watson at (225) 926-1192; or

•	Hand-delivery to Debra Watson at Lamar.

The delivery of an Election Form or other documents is at your risk. We intend to confirm the receipt of your Election Form by e-mail within two (2) business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your Election Form. Only responses that are properly completed and actually received by the deadline will be accepted. Election forms submitted by any other means other than those set forth above, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

If you participate in this offer, you can decide which of your eligible option grants you wish to exchange. We are sending you a listing of your eligible options, which will also indicate how many new options you will receive if you elect to exchange your eligible options. If you do not receive a listing of your eligible options in the package of offer materials, please immediately e-mail Debra Watson at dwatson@lamar.com to obtain your listing.

Your election to participate becomes irrevocable after 5:00 p.m., Central Time, on July 1, 2009 unless the offer is extended past that time, in which case your election will become irrevocable after the new expiration date. The exception to this rule is that if we have not accepted your properly tendered options by 11:00 p.m., Central Time, on July 30, 2009, you may withdraw your options at any time thereafter. You may change your mind after you have submitted an Election Form and withdraw from the offer at any time before the expiration date, as described in Section 6. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Withdrawal Form we receive before the expiration date.

This is a one-time offer, and we will strictly enforce the offer period and expiration date and time. We reserve the right to reject any options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered eligible options on the first business day after the expiration of this offer.

Our receipt of your Election Form is not by itself an acceptance of your options for exchange. For purposes of this offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, e-mail or other form of communication. Options accepted for exchange will be cancelled on the exchange date, which we expect will be July 2, 2009.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects

We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any options. Any such determination may be challenged by a holder of options in accordance with applicable law, and any final determination may only be made by a court of competent jurisdiction. We reserve the right to reject any Election Form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered eligible options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Our acceptance constitutes an agreement

Your election to exchange options through the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance of your options for exchange will constitute a binding agreement between Lamar and you upon the terms and subject to the conditions of this offer.

6.	Withdrawal rights and change of election

You may withdraw any or all of the options that you previously elected to exchange only in accordance with the provisions of this section.

At any time before the expiration date, which is expected to be 5:00 p.m., Central Time, on July 1, 2009, you may withdraw any or all of the options that you previously elected to exchange, provided that if you want to withdraw any options, you must withdraw all options subject to the same option grant.

If we extend the offer, you may withdraw your options at any time until the extended expiration date.

In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this offer, if we have not accepted your options by 11:00 p.m., Central Time, on July 30, 2009, you may withdraw your options at any time thereafter.

To validly withdraw some or all of the options that you previously elected to exchange, you must deliver a valid Withdrawal Form for some or all of the options you wish to withdraw from the offer while you still have the right to withdraw the options.

To withdraw your election, you must deliver to Lamar a properly completed Withdrawal Form before 5:00 p.m., Central Time, on July 1, 2009 in one of the following ways:

•	Completing a Withdrawal Form and delivering it to us via:

•	E-mail to dwatson@lamar.com (attaching a PDF or similar imaged document file of your Withdrawal Form);

•	Fax to Debra Watson at (226) 926-1192; or

•	Hand-delivery to Debra Watson at Lamar.

The delivery of a Withdrawal Form or other documents is at your risk. We intend to confirm the receipt of your Withdrawal Form by e-mail within two (2) business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your Withdrawal Form. Only Withdrawal Forms that are properly completed and actually received by the deadline will be accepted. Withdrawal forms submitted by any other means other than those set forth above, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Withdrawal Form we receive before the expiration date. Any options that you do not withdraw will be bound pursuant to your prior Election Form.

If you withdraw some or all of your eligible options, you may again elect to exchange the withdrawn options at any time before the expiration date. All options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange such eligible options before the expiration date. To re-elect to exchange some or all of your eligible options, you must submit a new Election Form before the expiration date by following the procedures described in Section 5. This new Election Form must be properly completed, including listing all eligible options you wish to exchange, and submitted prior to the expiration date. Any prior Election Form(s) will be disregarded.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any Withdrawal Form or any new Election Form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Withdrawal Forms and new Election Forms. Any determination we make concerning these matters may be challenged by a holder of options in accordance with applicable law, and any final determination may only be made by a court of competent jurisdiction.

7.	Acceptance of options for exchange and grant of new options

Upon the terms and conditions of this offer and promptly following the expiration date, we will accept for exchange and cancel all eligible options properly elected for exchange and not validly withdrawn before the expiration date. Once the options are cancelled, you no longer will have any rights with respect to those options. Subject to the terms and conditions of this offer, if your options are properly tendered by you for exchange and accepted by us, these options will be cancelled as of the exchange date, which we anticipate to be July 2, 2009.

Subject to our rights to terminate the offer, discussed in Section 16 of this Offer to Exchange, we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn. We will give written notice to the option holders generally of our acceptance for exchange of the options. This notice may be made by press release, e-mail or other method of communication.

We will grant the new options on the exchange date. We expect the exchange date to be July 2, 2009. All new options will be granted under our 1996 Plan, and will be subject to an Option Agreement between you and Lamar. The number of new options you will receive will be determined in accordance with the exercise price of your exchanged options as described in Section 3 of this Offer to Exchange. Promptly after the expiration date, we will send you the Option Agreement for your new options. You will have to sign and return the Option Agreement to us as instructed before you may exercise the new options.

Options that we do not accept for exchange will remain outstanding until they expire by their terms and will retain their current exercise price, term and vesting schedule.

8.	Conditions of the offer

Notwithstanding any other provision of this offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•	There will have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

•	Any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us (see Section 1 of this Offer to Exchange for a description of the contemplated benefits of the offer to us);

•	There will have occurred:

•	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States or elsewhere,

•	in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Index or the Standard & Poor’s 500 Index from the date of commencement of the offer,

•	the commencement, continuation, or escalation of a war or other national or international calamity directly or indirectly involving the United States or elsewhere, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the offer, or

•	if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;

•	A tender or exchange offer, other than this offer by us, for some or all of our shares of outstanding Class A common stock, or a merger, acquisition or other business combination proposal involving us, will have been proposed, announced or made by another person or entity or will have been publicly disclosed or we will have learned that:

•	any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act has purchased all or substantially all of our assets,

•	any person, entity or group acquires more than 5% of our outstanding Class A common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the offer,

•	any such person, entity or group which had publicly disclosed such ownership prior to such date will acquire additional Class A common stock constituting more than 1% of our outstanding shares, or

•	any new group will have been formed that beneficially owns more than 5% of our outstanding Class A common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the offer or with such acceptance for exchange of eligible options;

•	There will have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer, other than as contemplated as of the commencement date of this offer (as described in Section 13 of this Offer to Exchange);

•	Any event or events occur that have resulted or is reasonably likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•	Any significant increase or decrease in the market price of our Class A common stock; or

•	Any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority, the Nasdaq Global Select Market, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to us that might prohibit or delay the offer.

If any of the above events occur, we may:

•	Terminate the offer and promptly return all tendered eligible options to tendering holders;

•	Complete and/or extend the offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended offer expires;

•	Amend the terms of the offer; or

•	Waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the offer.

The conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. Any determination we make concerning the events described in this Section 8 may be challenged by a holder of options in accordance with applicable law, and any final determination may only be made by a court of competent jurisdiction.

The offer is not conditioned upon a minimum aggregate number of options being elected for exchange.

9.	Price range of shares underlying the options

The Lamar Class A common stock that underlies your options is traded on the Nasdaq Global Select Market under the symbol “LAMR.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our Class A common stock as reported by Nasdaq for the periods indicated.

Fiscal Year Ended December 31, 2007	High	Low

First Quarter	$71.54	$60.85
Second Quarter	66.69	59.25
Third Quarter	53.83	47.35
Fourth Quarter	56.52	46.67

Fiscal Year Ended December 31, 2008	High	Low

First Quarter	$48.40	$32.60
Second Quarter	42.64	32.71
Third Quarter	40.99	12.59
Fourth Quarter	30.95	8.67

Fiscal Year Ending December 31, 2009	High	Low

First Quarter	$16.78	$5.34
Second Quarter (through May 28, 2009)	23.00	9.52

We had 76,508,624 shares of Class A common stock, $0.001 par value, outstanding as of May 1, 2009. The Company’s Class B common stock is not publicly traded and is held of record by members of the Reilly family and the Reilly Family Limited Partnership of which, Kevin P. Reilly, Jr., our President and Chief Executive Officer, is the managing general partner.

On May 28, 2009, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $18.25 per share.

The current market price of our Class A common stock, however, is not necessarily indicative of future stock prices and we cannot predict what the closing sale price of our Class A common stock will be on the exchange date. You should evaluate current market prices for our Class A common stock, among other factors, before deciding whether or not to accept this offer.

10.	Source and amount of consideration; terms of new options

Consideration

We will issue new options in exchange for eligible options properly elected to be exchanged by you and accepted by us for such exchange. New options are awards issued under our 1996 Plan pursuant to which you may purchase shares of our Class A common stock at the specified exercise price, provided the vesting criteria are satisfied. Subject to the terms and conditions of this offer, upon our acceptance of your properly tendered options, you will be entitled to receive new options based on the exercise price of your exchanged options as described in Section 3 of this Offer to Exchange.

If we receive and accept tenders from eligible participants of all options eligible to be tendered (a total of options to purchase 3,052,617 shares) subject to the terms and conditions of this offer, we will grant new options to purchase a total of approximately 1,160,162 shares of our Class A common stock, or approximately 1.5% of the total shares of our Class A common stock outstanding as of May 1, 2009.

General terms of new options

All new options will be non-statutory stock options granted under our 1996 Plan and subject to the terms of this plan and the Option Agreement between you and Lamar covering the new options. The current form of the Option Agreement under the 1996 Plan is attached as an exhibit to the Schedule TO with which this Offer to Exchange has been filed.

Some of the terms and conditions of the new options will vary from the terms and conditions of the options that you tender for exchange. You should note that there is a vesting schedule for new options that applies even if your exchanged options were fully vested. In addition, your new options will be non-statutory options, even if the eligible options you tender in the offer are incentive stock options, or ISOs. You should refer to Section 15 of this Offer to Exchange for a discussion of the U.S. federal income tax consequences of the new options.

The following description summarizes the material terms of our 1996 Plan. Our statements in this Offer to Exchange concerning the 1996 Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, the 1996 Plan and the form of Option Agreement under such plan, which have been filed as exhibits to the Schedule TO of which this Offer to Exchange is a part. Please contact Debra Watson at phone number (800) 235-2627 (ext. 339) or by email at dwatson@lamar.com to receive a copy of the 1996 Plan and the form of Option Agreement thereunder. We will promptly furnish to you copies of these documents upon request at our expense.

1996 Equity Incentive Plan

General.  The 1996 Plan is designed to provide us flexibility in awarding cash and equity incentives by providing for different types of incentives that may be awarded. The purpose of the 1996 Plan is to attract and retain directors, key employees, and consultants of the Company and our eligible affiliated companies, to provide an incentive for participants to achieve long-range performance goals, and to enable participants to contribute to our long-term growth.

The Company adopted the original plan in July 1996. At that time, 2,000,000 shares of Class A common stock were initially reserved for issuance. The number of shares reserved for issuance under the 1996 Plan increased to 3,000,000 shares as a result of a 3-for-2 stock split effected in February 1998, and further increased to 4,000,000 shares in 1999, 5,000,000 shares in 2000, 8,000,000 shares in 2002, 10,000,000 shares in 2004 and 13,000,000 in 2009 as a result of stockholder approvals of amendments to the 1996 Plan at the Annual Meetings of Stockholders held in those years. The number of shares reserved for issuance under the 1996 Plan includes shares subject to options already granted and shares issued pursuant to options already exercised.

Administration.  Awards under the 1996 Plan can be granted to employees, consultants, and directors of the Company as well as employees and consultants of our eligible subsidiaries who are capable of contributing significantly to our successful performance. Our Compensation Committee administers the 1996 Plan, selects the participants, and establishes the terms and conditions of each award granted under the 1996 Plan, including the number of shares underlying options or other equity rights, the exercise price of such options or equity rights, and the time(s) at which such options or equity rights become exercisable.

Limits on Individual Grants.  The 1996 Plan limits the number of shares underlying equity awards and the amount of cash that may be granted to a single individual in any calendar year to 350,000 shares and $2 million, respectively. The 1996 Plan imposes this limitation in part to comply with Section 162(m) of the United States Internal Revenue Code (the “Code”).

Tax Withholding.  We reserve the right to withhold amounts from awards to satisfy any withholding and other tax obligations.

Amendment of an Award.  The Compensation Committee has authority to amend, modify, and terminate any outstanding award. The participant’s consent will be required, except for certain modifications of options or except where the Compensation Committee determines that the action would not materially and adversely affect the participant.

Transferability.  Subject to the Code’s restrictions on the transfer of incentive stock options, or ISOs, the Compensation Committee has discretion to allow specific awards to be transferred upon such terms and conditions as the Compensation Committee deems appropriate.

Adjustments for Stock Splits, Dividends, Mergers, and Similar Actions.  In the event of a stock split, certain dividends, mergers, and similar actions, the 1996 Plan provides for adjustments to the number of shares underlying equity awards, the exercise price of equity awards, and the amount of cash awards in order to preserve the benefits intended to be provided by the 1996 Plan.

Change-in-Control.  In the event of a change in control of the Company, the Compensation Committee has the power to preserve the rights of participants by, among other things, accelerating the vesting of, cashing-out or adjusting outstanding awards, or causing an acquiror to assume or substitute rights for any outstanding awards. The 1996 Plan provides the Compensation Committee with the authority to define a change in control for these purposes.

Termination.  The Compensation Committee has discretion to determine how termination of a participant’s employment or engagement affects an award.

Vesting.  The vesting applicable to a stock option granted under the 1996 Plan generally is determined by the Compensation Committee in accordance with the terms of the plan. The new options granted under this offer will vest as to one-fifth of the shares subject to the new option on the exchange date and as to the remaining one-fifth of the shares subject to the new option on each of the first four anniversaries of the exchange date.

We expect the exchange date will be July 2, 2009. If the expiration date is extended, the exchange date will be similarly delayed.

If your service with us terminates (for any reason or no reason) before all or some of your new options vest, your unvested new options will expire and may not be exercised.

We will make minor modifications to the vesting schedule of new options to eliminate any fractional vesting (such that a whole number of new options will vest on each vesting date); this will be done by having fractional shares accumulate and become vested on the earliest succeeding vesting date on which a whole share equivalent is accumulated.

Example:  An option to purchase 4,000 shares at an exercise price of $60.00 per share is exchanged for a new option to purchase 667 shares (4,000 divided by 6, rounded to the nearest whole number). 133 new options (one-fifth of 667, with the fractional share accumulating) will vest on the exchange date, 133 new options (one-fifth of 667, with the fractional share accumulating) will vest on the first anniversary of the exchange date, 134 new options (one-fifth of 667, rounded up to include the whole share equivalent of the accumulated fractional shares) will vest on the second anniversary of the exchange date, 133 options (one-fifth of 667, with the fractional share accumulating) will vest on the third anniversary of the exchange date, and the remaining 134 options (one-fifth of 667, rounded up to include the whole share equivalent of accumulated fractional shares) will vest on the fourth anniversary of the exchange date.

New options that do not vest will be forfeited to Lamar.

Registration and sale of shares underlying stock options.  All of Lamar’s shares of Class A common stock issuable upon the exercise of eligible options have been registered under the Securities Act on registration statements on Form S-8 filed with the SEC. Unless you are an affiliate of Lamar for purposes of the Securities Act, you will be able to sell the shares purchased pursuant to the exercise of your new options free of any transfer restrictions under applicable U.S. securities laws, subject to the continued effectiveness of the Form S-8 Registration Statement.

U.S. federal income tax consequences.  You should refer to Section 15 of this Offer to Exchange for a discussion of the U.S. federal income tax consequences of the new options and exchanged options, as well as the consequences of accepting or rejecting this offer. We strongly recommend that you consult with your own advisors to discuss the consequences to you of participating in the offer.

11.	Information concerning Lamar

Lamar is one of the largest outdoor advertising companies in the United States based on number of displays and has operated under the Lamar name since 1902. As of April 30, 2009, we owned and operated approximately 155,000 billboard advertising displays in 44 states, Canada and Puerto Rico, over 96,000 logo advertising displays in 19 states and the province of Ontario, Canada, and over 27,000 transit advertising displays in 16 states, Canada and Puerto Rico. We offer our customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance. The three principal areas that make up our business are:

•	Billboard advertising. We offer our customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance. Our billboard advertising displays are comprised of bulletins and posters. As a result of their greater impact and higher cost, bulletins are usually located on major highways. Posters are usually concentrated on major traffic arteries or on city streets to target pedestrian traffic.

•	Logo signs. We are the largest provider of logo sign services in the United States, operating 19 of the 25 privatized state logo sign contracts. Logo signs are erected near highway exits to direct motor traffic to service and tourist attractions, as well as to advertise gas, food, camping and lodging.

•	Transit advertising. We provide transit advertising in 65 transit markets. Transit displays appear on the exterior or interior of public transportation vehicles or stations, such as buses, trains, commuter rail, subways, platforms and terminals.

Our principal executive offices are located at 5551 Corporate Boulevard, Baton Rouge, LA 70808, and our telephone number is (225) 926-1000. Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “LAMR.” Questions regarding this offer and the option exchange program should be directed by e-mail to Debra Watson at dwatson@lamar.com or Tammy Duncan at tduncan@lamar.com.

Except as otherwise disclosed in this offer or in our SEC filings, we presently have no plans, proposals, or negotiations that relate to or would result in:

•	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Lamar;

•	Any purchase, sale or transfer of a material amount of our assets;

•	Any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	Any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

•	Any other material change in our corporate structure or business;

•	Our Class A common stock being delisted from the Nasdaq Global Select Market;

•	Our Class A common stock becoming eligible for termination of registration pursuant to Section 12 of the Exchange Act;

•	The suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	The acquisition by any person of an additional material amount of our securities or the disposition of a material amount of any of our securities; or

•	Any change in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.

In the ordinary course of business, from time to time, Lamar evaluates acquisition or divestment opportunities. These transactions may be announced or completed in the ordinary course of business during the pendency of this offer, but there can be no assurance that an opportunity will be available to us or that we will choose to take advantage of an opportunity.

The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 7, 2009, is incorporated herein by reference. The complete financial information in these reports may be obtained by accessing our public filings with the SEC by following the instructions in Section 18 of this Offer to Exchange.

The following table contains our selected historical consolidated information and other operating data for the five years ended December 31, 2004, 2005, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009. We have prepared this information from audited financial statements for the years ended December 31, 2004 through December 31, 2008 and from unaudited financial statements for the three months ended March 31, 2008 and March 31, 2009.

In our opinion, the information for the three months ended March 31, 2008 and March 31, 2009 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and Quarterly Report referred to above.

						Three Months Ended
	Year Ended December 31,					March 31,
	2004	2005	2006	2007	2008	2008(2)	2009
	(Dollars in thousands, except per share)					(As adjusted)
						(Unaudited)

Statement of operations data:
Net revenues	$883,510	$1,021,656	$1,120,091	$1,209,555	$1,198,419	$282,776	$247,248
Operating expenses:
Direct advertising expenses	302,157	353,139	390,561	408,397	436,556	104,787	100,321
General and administrative expenses	158,161	176,099	198,187	210,793	207,321	51,987	46,328
Corporate expenses	30,159	36,628	50,750	59,597	50,300	13,197	10,875
Depreciation and amortization	294,056	290,089	301,685	306,879	331,654	77,693	85,774
Gain on disposition of assets	(1,067)	(1,119)	(10,862)	(3,914)	(7,363)	(943)	(652)

Total operating expenses	783,466	854,836	930,321	981,752	1,018,468	246,721	242,646

Operating income	100,044	166,820	189,770	227,803	179,951	36,055	4,602
Gain on disposition of investment	—	—	—	(15,448)	(1,814)	(1,533)	—
Interest income	(495)	(1,511)	(1,311)	(2,598)	(1,202)	(449)	(145)
Interest expense	76,079	90,671	112,955	162,447	159,158	43,488	36,350
Loss on extinguishment of debt	—	3,982	—	—	—	—	—
Income (loss) before income taxes	24,460	73,678	78,126	83,402	23,809	(5,451)	(31,603)
Income tax expense (benefit)	11,305	31,899	34,227	37,185	14,086	(2,244)	(10,270)

Net income (loss)	$13,155	$41,779	$43,899	$46,217	$9,723	$(3,207)	$(21,333)

Net income (loss) per share	$0.12	$0.39	$0.42	$0.47	$0.10	$(0.04)	$(0.23)

						As of
	As of December 31,					March 31,
	2004	2005	2006	2007	2008	2009
	(Dollars in thousands)					(Unaudited)

Balance sheet data:
Cash and cash equivalents	$44,201	$19,419	$11,796	$76,048	$14,139	$193,752
Working capital	34,476	93,816	119,791	155,229	84,105	279,658
Total assets	3,692,282	3,741,234	3,924,228	4,081,763	4,117,025	4,235,020
Total debt (including current maturities)	1,659,934	1,576,326	1,990,468	2,725,770	2,836,358	2,985,159
Total long-term obligations	1,805,021	1,826,138	2,274,716	2,993,118	3,079,896	3,204,182
Stockholder’s equity	1,736,347	1,817,482	1,538,533	931,007	860,251	854,486

Ratio of Earnings to Fixed Charges

									Three Months Ended
Year Ended December 31,									March 31,
2004		2005	2006		2007		2008		2008(2,3)		2009(3)

1.2	x	1.5x	1.5	x	1.4	x	1.1	x	0.9	x	0.4	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the three months ended March 31, 2008, amounts were adjusted to reflect the adoption of FSP APB 14-1 “Accounting for Convertible Debt that may be settled in cash upon conversion (including partial cash settlement).”

(3)	For the three months ended March 31, 2009 and 2008, earnings were insufficient to cover fixed charges by $31.6 million and $5.5 million, respectively.

We had a book value per share of $9.32 at March 31, 2009.

12.	Interests of executive officers and directors; transactions and arrangements concerning the options

The executive officers and directors of Lamar Advertising Company are set forth in the following table:

Name	Position and Offices Held

Kevin P. Reilly, Jr.	Chairman, President and Chief Executive Officer
Keith A. Istre	Chief Financial Officer and Treasurer
Sean E. Reilly	Chief Operating Officer and President of the Outdoor Division
Anna Reilly	Director
Wendell Reilly	Director
Stephen P. Mumblow	Director
John Maxwell Hamilton	Director
Thomas V. Reifenheiser	Director
John E. Koerner, III	Director
Edward H. McDermott	Director

The address of each executive officer and director is:

Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808

Our executive officers and directors are eligible to participate in this offer. Information regarding the stock options, Class A common stock and Class B common stock held by our executive officers and directors is set forth in Schedule A.

Except as set forth below, neither we, nor any of our directors or executive officers, nor any affiliates or subsidiaries of ours, were engaged in any transactions involving our Class A common stock or options to purchase our Class A common stock during the past sixty (60) days before and including the commencement of this offer.

On May 28, 2009, we granted stock options to our executive officers and directors in the amounts set forth below. The exercise price for each option was $18.25, the closing price of our Class A common stock on the grant date, as reported by Nasdaq. Also on May 28, 2009, we granted shares of restricted stock to our non-employee directors in the amounts set forth below, upon their re-election to our Board of Directors.

	Number of	Number of Shares of
Name of Executive Officer/Director	Options Granted	Restricted Stock Granted

Kevin P. Reilly, Jr.	100,000	—
Keith A. Istre	109,063	—
Sean E. Reilly	100,000	—
Anna Reilly	10,000	1,643
Wendell Reilly	10,000	1,643
Stephen P. Mumblow	10,000	3,013
John Maxwell Hamilton	10,000	1,917
Thomas V. Reifenheiser	10,000	2,739
John E. Koerner, III	10,000	1,917
Edward H. McDermott	10,000	1,643

On April 20, 2009, we purchased an aggregate of $153,633,000 principal amount of our 2 7/8% Convertible Notes due 2010 — Series B at a purchase price of $920 per $1,000 principal amount of notes plus accrued and unpaid interest on such notes pursuant to a publicly announced tender offer. We may seek to repurchase some or all of the remaining outstanding $133,567,000 aggregate principal amount of these notes pursuant to a tender offer, one or more open market transactions or individually negotiated transactions.

13.	Status of options acquired by us in the offer; accounting consequences of the offer

Options that we acquire through the offer will be cancelled and returned to the pool of shares available for grants of new awards under our 1996 Plan.

We account for stock-based compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS 123R”). Under SFAS 123(R), we will recognize the incremental compensation cost of the new options granted in the offer. The incremental compensation cost will be measured as the excess, if any, of the fair value of each award of new options granted to employees in exchange for exchanged options, measured as of the date the new options are granted, over the fair value of the exchanged options, measured immediately prior to the exchange. This incremental compensation cost will be recognized ratably over the vesting period of the new options. In the event that any of the new options are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited options will not be recognized. Since the values of the new options and the surrendered eligible options cannot be predicted with any certainty at this time and will not be known until the expiration of the offer, we cannot predict the exact amount of the expense that would result from the offer.

14.	Legal matters; regulatory approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our grant of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any Nasdaq listing requirements that would be required for the acquisition or ownership of our options as contemplated herein. Should any additional approval or other action be required, we would use reasonable efforts to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options is subject to the conditions described in Section 8 of this Offer to Exchange.

If we are prohibited by applicable laws or regulations from granting new options on the exchange date, we will not grant any new options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the exchange date, then we will either grant the new options at some time in the future or not at all, in which case we will not accept your tendered options for exchange and you will not receive any other benefit for your tendered options.

15.	Material income tax consequences

We recommend that you consult your own tax advisor with respect to the various tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation and you may be subject to federal, state and/or local taxation.

Material U.S. federal income tax consequences

The following is a summary of the material U.S. federal income tax consequences of the exchange of options for new options pursuant to the offer for those eligible participants subject to U.S. federal income tax. This discussion is based on the United States Internal Revenue Code, its legislative history, treasury regulations promulgated thereunder, and administrative and judicial interpretations as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. If you are a citizen or a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social security consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

Exchanging eligible options for new options

Option holders who exchange outstanding options for new options generally will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

Eligible participants have grants of non-statutory stock options or incentive stock options, or ISOs. If you participate in this offer, all of the eligible options that you tender for exchange, whether such options are non-statutory stock options or ISOs, will be replaced by new options that are non-statutory stock options. We have included the following summary as a reminder of the tax consequences generally applicable to non-statutory stock options under U.S. federal tax law.

Non-statutory stock options

Under current law, an option holder generally will not realize taxable income upon the grant or vesting of a non-statutory stock option (provided that, as in this case, the exercise price of the option is not less than the fair market value of the stock on the date of grant). However, when an option holder exercises the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise generally will be compensation income taxable to the option holder. The income will be subject to income tax withholding and to payroll taxes (FICA and FUTA) and will be reported on Form W-2.

The Company generally will be entitled to a tax deduction equal to the amount of compensation income taxable to the option holder if we comply with applicable reporting requirements.

The option holder will have a tax basis in the stock acquired through the exercise of an option equal to the exercise price paid. Upon disposition of the shares, any increase or decrease in the value of the stock since the date of exercise is treated as capital gain or loss and such gain or loss will be long-term or short-term depending upon how long the stock was held after the date of exercise.

We strongly recommend that you consult your own tax advisor with respect to the federal, state, and local tax consequences of participating in the offer.

16.	Extension of offer; termination; amendment

We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 8 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release, e-mail or other form of communication no later than 8:00 a.m., Central Time, on the first business day after the previously scheduled expiration date.

We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 8 of this Offer to Exchange occurs, by giving written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged in connection with any extension by us of the period of time during which this offer is open is limited by Rule 13e-4(f)(5) under the Exchange Act which requires us to pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, and regardless of whether any event listed in Section 8 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration offered in this offer to option holders or by decreasing or increasing the number of options being sought in this offer. As a reminder, if a particular option expires after commencement, but before cancellation under the offer, that particular option is not eligible for exchange. Therefore, if we extend the offer for any reason and if a particular option that was tendered before the originally scheduled expiration of the offer expires after such originally scheduled expiration date but before the actual cancellation date under the extended offer, that option would not be eligible for exchange.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in this offer or the consideration being offered by us for the eligible options in this offer, the offer will remain open for at least ten (10) business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer’s period so that at least five (5) business days, or such longer period as may be required by the tender offer rules, remain after such change.

17.	Fees and expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be exchanged through this offer.

18.	Additional information

This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2009 filed with the SEC on May 7, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on March 6, 2009, March 19, 2009, March 20, 2009, March 27, 2009, April 8, 2009 and May 29, 2009;

•	Our Definitive Proxy Statement on Schedule 14A for our 2009 annual meeting of stockholders filed with the SEC on April 24, 2009;

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2008 filed with the SEC on February 27, 2009; and

•	The description of our Class A common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 27, 1999.

These filings, our other annual, quarterly, and current reports, our proxy statements, and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Each person to whom a copy of this Offer to Exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by contacting Debra Watson by e-mail at dwatson@lamar.com. Questions regarding how to participate in this offer should be directed to Debra Watson or Tammy Duncan at Lamar at the following contact information:

Debra Watson Lamar Advertising Company Tel: (800) 235-2627 (ext. 339) E-mail: dwatson@lamar.com	Tammy Duncan Lamar Advertising Company Tel: (800) 235-2627 (ext. 254) E-mail: tduncan@lamar.com

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

19.	Miscellaneous

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your options through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange and in the related option exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation, or information as having been authorized by us.

Lamar Advertising Company

June 3, 2009, amended June 17, 2009

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS
AND DIRECTORS OF LAMAR ADVERTISING COMPANY

Our executive officers and the members of our Board of Directors are eligible to participate in the offer. The following table sets forth the beneficial ownership of each of our executive officers and directors of options outstanding as of June 1, 2009. The percentages in the table below are based on the total number of outstanding eligible options to purchase shares of our Class A common stock as of June 1, 2009, which was 3,052,617. The table below includes the options granted to our executive officers and directors on May 28, 2009, as described in Section 12 of this Offer to Exchange.

				Eligible
				Options as
				a Percentage
		Total	Number of	of Total
		Number of	Eligible	Outstanding
Name of Executive		Options	Options	Eligible
Officer/Director	Position	Outstanding	Outstanding	Options

Kevin P. Reilly, Jr.	Chairman, President and Chief Executive Officer	222,500	122,500	4.0%
Keith A. Istre	Chief Financial Officer and Treasurer	152,063	43,000	1.4%
Sean E. Reilly	Chief Operating Officer and President of the Outdoor Division	222,500	122,500	4.0%
Anna Reilly	Director	10,000	0	*
Wendell Reilly	Director	10,000	0	*
Stephen P. Mumblow	Director	40,000	30,000	*
John Maxwell Hamilton	Director	40,000	30,000	*
Thomas V. Reifenheiser	Director	40,000	30,000	*
John E. Koerner, III	Director	10,000	0	*
Edward H. McDermott	Director	10,000	0	*
All Executive Officers and Directors as a Group (10 Persons)		772,923	378,000	12.4%

*	Less than 1%

A-1

The following table sets forth certain information known to us as of May 1, 2009 with respect to the shares of our Class A and Class B common stock that are beneficially owned as of that date by (i) each of our executive officers and directors and (ii) all of our directors and executive officers as a group. Our Class B common stock is convertible into Class A common stock on a one-for-one basis. Except as otherwise indicated, we believe each beneficial owner named below has sole voting and sole investment power with respect to all shares beneficially owned by that holder.

Beneficial Owner	Title of Class	No. of Shares Owned		Percent of Class

Kevin P. Reilly, Jr.	Class A	323,838	(1)	*
	Class B(2)	11,362,250	(3)(4)	74.89	%(5)
Sean E. Reilly	Class A	122,500	(6)	*
	Class B(2)	10,557,835	(3)	69.58	%(7)
Anna Reilly	Class A	12,723		*
	Class B(2)	10,540,280	(3)(8)	69.47	%(9)
Wendell Reilly	Class A	230,379	(10)	*
	Class B(2)	9,712,500	(3)(11)	64.01	%(12)
Keith A. Istre	Class A	79,720	(13)	*
Stephen P. Mumblow	Class A	34,642	(14)	*
John Maxwell Hamilton	Class A	36,836	(15)	*
Thomas V. Reifenheiser	Class A	36,441	(16)	*
John E. Koerner, III	Class A	1,162		*
Edward H. McDermott	Class A	18,640,071	(17)	*
All Executive Officers and Directors as a Group (10 Persons)	Class A & B	34,691,177	(18)	37.68	%(19)

*	Less than 1%.

(1)	Includes 122,500 shares subject to stock options exercisable within 60 days of May 1, 2009.

(2)	Upon the sale of any shares of Class B common stock to a person other than to a Permitted Transferee, such shares will automatically convert into shares of Class A common stock. Permitted Transferees include (i) Kevin P. Reilly, Sr.; (ii) a descendant of Kevin P. Reilly, Sr.; (iii) a spouse or surviving spouse (even if remarried) of any individual named or described in (i) or (ii) above; (iv) any estate, trust, guardianship, custodianship, curatorship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (i), (ii), and (iii) above; and (v) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more of the individuals and entities named or described in (i), (ii), (iii), and (iv) above. Except for voting rights, the Class A and Class B common stock are substantially identical. The holders of Class A common stock and Class B common stock vote together as a single class (except as may otherwise be required by Delaware law), with the holders of Class A common stock entitled to one vote per share and the holders of Class B common stock entitled to ten votes per share on all matters on which the holders of common stock are entitled to vote.

(3)	Includes 9,000,000 shares held by the Reilly Family Limited Partnership (the “RFLP”), of which Kevin P. Reilly, Jr. is the managing general partner. Kevin Reilly’s three siblings, Anna Reilly, a director, Sean E. Reilly, the Chief Operating Officer and Vice President, and Wendell Reilly, a director, are the other general partners of the RFLP. The managing general partner has sole voting power over the shares held by the RFLP but dispositions of the shares require the approval of 50% of the general partnership interests of the RFLP. Anna Reilly, Sean Reilly, and Wendell Reilly disclaim beneficial ownership in the shares held by the RFLP, except to the extent of their pecuniary interest therein.

(4)	Includes 377,474 shares held by the Kevin P. Reilly, Jr. Family Trust.

(5)	Represents 12.39% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

(6)	Reflects 122,500 shares subject to stock options exercisable within 60 days of May 1, 2009.

A-2

(7)	Represents 11.52% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

(8)	Includes 1,540,280 shares owned jointly by Anna Reilly and her spouse.

(9)	Represents 11.50% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

(10)	Includes (i) 104,171 shares held in trusts of which Wendell Reilly is the trustee and (ii) 126,208 shares pledged pursuant to letter of credit facilities.

(11)	Includes (i) 200,000 shares held in a trust of which Wendell Reilly is the trustee and (ii) 512,500 shares pledged pursuant to letter of credit facilities.

(12)	Represents 10.59% of the Class A common stock if all shares of Class B common stock are converted into Class A common stock.

(13)	Includes 43,000 shares of Class A common stock subject to stock options exercisable within 60 days of May 1, 2009.

(14)	Includes 30,000 shares of Class A common stock subject to stock options exercisable within 60 days of May 1, 2009.

(15)	Includes 30,000 shares of Class A common stock subject to stock options exercisable within 60 days of May 1, 2009, and 6,403 shares owned jointly with his spouse.

(16)	Includes 30,000 shares of Class A common stock subject to stock options exercisable within 60 days of May 1, 2009.

(17)	Includes 17,902,984 shares of the issuer’s Class A common stock that are owned directly by SPO Partners II, L.P. (“SPO Partners”), and may be deemed to be indirectly beneficially owned by (i) SPO Advisory Partners, L.P. (“SPO Advisory”), the sole general partner of SPO Partners, (ii) SPO Advisory Corp. (“SPO Corp.”), the sole general partner of SPO Advisory, and (iii) John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”) and Edward H. McDermott (“EHM”), the four controlling persons of SPO Corp. Additionally, 735,730 shares of the issuer’s common stock are owned directly by San Francisco Partners II, L.P. (“SF Partners”), and may be deemed to be indirectly beneficially by San Francisco Partners II, L.P. (“SF Partners”) and may be deemed to be indirectly beneficially owned by (i) SF Advisory Partners, L.P. (“SF Advisory”), the sole general partners of SF Partners, (ii) SPO Corp., the sole general partner of SF Advisory, and (iii) JHS, WEO, WJP and EHM, the four controlling persons of SPO Corp.

(18)	See Notes 1, 3, 4, 6, 8, 10, 11 and 13-17.

(19)	Assumes the conversion of all shares of Class B common stock into shares of Class A common stock.

The Company also has outstanding 5,719.49 shares of Series AA Preferred Stock. Holders of Series AA Preferred Stock are entitled to one vote per share. The Series AA Preferred Stock is held as follows: 3,134.8 shares (54.8%) by the RFLP, of which Kevin P. Reilly, Jr. is the managing general partner and Anna Reilly, Sean E. Reilly, and Wendell Reilly are the general partners; 1,500 shares (26.2%) by Charles W. Lamar III; and 1,084.69 shares (19.0%) by Mary Lee Lamar Dixon. The aggregate outstanding Series AA Preferred Stock represents less than 1% of the capital stock of the Company.

A-3